EXHIBIT 4.01.4



PNC Business Credit
Two Tower Center Boulevard
8th Floor
East Brunswick, NJ 08816


March 7,2000

Mr. Jerold Kassner
Senior Vice President
Swank, Inc.
6 Hazel St.
PO Box 2962
Attleboro, Ma. 02703-9062

Re: Waiver to REVOLVING CREDIT AND SECURITY AGREEMENT dated July
27, 1998 as such has been amended and/or supplemented from time to time, (the "Agreement") between Swank, Inc. (hereinafter referred to as the "Borrower") and PNC Bank, National
Association, (the "Agent").

Dear Mr. Kassner:

The Borrower has acknowledged and agreed with the Agent that:

1. With reference to section 6.5 of the Agreement Fixed Charge
  Coverage Ratio, Borrower advised the Agent that Borrower was not in compliance for the Year Ended 12/31/99.

The Borrower has requested that the Agent grant a waiver for the above listed events.

In reliance upon the Borrower's representations and warranties and subject to the terms and conditions herein set forth, the Agent agrees to grant a waiver as follows:

1. Defined Terms. Terms used herein which are defined in the Agreement shall have the same meanings herein as therein defined.

2. Waiver. The Agent hereby grants a waiver of Borrower's non-compliance with sections 6.5 of the Agreement and of any Event of Default that would otherwise result from a violation of said Section. The Borrower agrees that the Agreement and all related documents, instruments and agreements (collectively, the "Loan Documents"), will remain in full force and effect, irrespective of this waiver.

3. Extent of Waiver. Except as expressly described above, this waiver shall not constitute (a) a modification or an alteration of the terms, conditions or covenants of the Agreement or any other Loan Documents or (b) a waiver, release or limitation upon the Agent's exercise of any of its rights and remedies thereunder, which shall not relieve or release the Borrower or any guarantor in any way from any of its respective duties, obligations, covenants or agreements under the Agreement or the other Loan Documents or from the consequences of any Event of Default thereunder, except as expressly described above. This waiver shall not obligate the Agent, or be construed to require the Agent, to waive any other Events of Default or defaults whether now existing or which may occur after the date of this waiver.

4. Execution in Counterparts. This letter agreement may be executed in multiple counterparts, and by the parties hereto on separate counterparts, each complete set of which, when so executed and delivered, shall constitute an original, but all such counterparts shall constitute but one and the same instrument.

5. Waiver Fee: $10,000

Please execute the enclosed extra copy of this letter in the space provided below and return the fully executed document to the undersigned for this waiver to be effective.

Very truly yours,

PNC Bank, National Association



By: /s/ Arthur V. Lippens
Name: Arthur V, Lippens
Title:  Vice President



Accepted and agreed to as of the date written above:
Swank, Inc.


By: /s/ Jerold R. Kassner
    Jerold R. Kassner
    Senior Vice President
    Swank, Inc.